Alliance World Dollar Government Fund II, Inc.

	Exhibit 77C


77C   -- Matters submitted to a vote of security holders


An Annual Meeting of Shareholders of Alliance World Dollar Government Fund II, Inc. ("AWDGF II") was held on March 20, 2002 and April 25, 2002. A description of each proposal and number of shares voted at the meeting are as follows:


					Shares Voted	Shares	 Shares
					For			Voted	 	Abstained
								Against
To elect three
Directors of AWDGF II
for a term of three
years and until his
successor is duly
elected and qualified.

John H. Dobkin				72,590,853		0	762,759
William H. Foulk, Jr.			72,593,243		0	760,369
Dr. James M. Hester			72,541,905		0	811,707


Approval of the
amendment to the
Charter authorizing the
Board of Directors from
time to time to
increase or decrease
the number of
authorized shares of
stock of the
Corporation.				39,072,591	5,139,621	1,796,777